October 2, 2024

David Thompson
Chief Financial Officer
Trillion Energy International Inc.
838 West Hastings Street, Suite 700
Vancouver, British Columbia
V6C 0A6 Canada

       Re: Trillion Energy International Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed May 7, 2024
           Response Letter dated September 10, 2024
           File No. 000-55539
Dear David Thompson:

       We have reviewed your September 10, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Form 20-F for the Fiscal Year ended December 31, 2023
General Matters, page 1

1. We note that you have furnished information on Form 6-K in response to prior comment
       1, although it appears that you have not yet filed the 2023 reserve report on Form 6-K, which you had filed on SEDAR on April 25, 2024. Please include this reserve report either in your Form 20-F/A or in an additional filing on Form 6-K.

2. We note that you provided draft disclosures pertaining to the change in auditor in response to prior comment 4 and letters that you obtained from the current and prior auditors in conjunction with reporting this event to the Canadian regulators. However, while these should have been filed on Form 6-K, since these do not address the disclosures in the Form 20-F/A, these would not meet the form requirements.
 October 2, 2024
Page 2


       Please obtain and file letters from the current and prior auditors relative to the disclosures that will be provided in the Form 20-F/A regarding the change in auditors to comply with
       Item 16F(a)(2)(ii)(D) and Item 16F(a)(3) of Form 20-F, as applicable.

       Please position these letters as exhibits to the annual report, rather than presenting the letters within the main body of the document.

Major Shareholders and Related Party Transactions, page 25

3. We note your response to prior comment 2 seeking clarification regarding the information required about major shareholders in the annual report, pursuant to Item 7 of Form 20-F, and the manner by which you may resolve prior reporting deficiencies.

       Given that you will be amending your 2023 Form 20-F to address various other reporting concerns, if you include a comprehensive summary of information about major shareholders, covering each period from 2021 through 2023, this will obviate the need to also file amendments to earlier reports on Form 20-F.

       Such information is required in the annual reports pursuant to Item 7.A of Form 20-F.
       However, you appear to have some revisions related to this topic positioned incorrectly under Item 9.A of your draft amendment; please revise as appropriate.

Financial Statements, page F-1

4. We understand from your response to prior comment 3 that you do not believe your 2021 financial statements would need to be audited considering General Instruction G to Form
       20-F, providing an accommodation for first-time adopters of IFRS. However, this pertains to the report that is initially filed with financial statements prepared in accordance with IFRS, as issued by the IASB. Given that you first reported having adopted IFRS with respect to the 2022 financial statements, this accommodation would alleviate the need to restate (and audit) the 2020 financial statements in accordance with IFRS in that report.
       Therefore, we continue to believe that financial statements for 2021 should be presented in accordance with IFRS, as issued by the IASB, and audited.

       We understand from our phone conference on October 1, 2024 that you expect to obtain a reissuance of the April 29, 2022 audit opinion from Harbourside CPA LLP, on the 2021 financial statements, and that your current auditor has considered the applicable PCAOB guidance and concluded that auditing the adjustments applied to restate the 2021 financial statements to comply with IFRS would be appropriate. However, it is unclear from your response whether your current auditor considered the PCAOB guidance with respect to the scope of revisions necessary to apply IFRS, as you mention only a reclassification;
       please clarify the scope of changes considered in formulating the view.

       Under these circumstances, where the prior auditor has ceased operations with respect to public companies and is no longer registered with the PCAOB, the original date of the
 October 2, 2024
Page 3

       audit report should be retained and a notation should be placed in the headnote to clarify that the audit report has been reissued on the financial statements before the adjustments that were applied to restate the 2021 financial statements from U.S. GAAP to IFRS.

       However, your financial statements will need to include all of the original 2021 note disclosures, restated where necessary to comply with IFRS, and the notes that were added regarding the restatement, as provided in Note 2(r) and Note 25 of your 2022 financial statements and referenced by MNP LLP in its May 1, 2023 audit report. Please ensure that
       MNP LLP is aware of the guidance in paragraphs 61, 66 and 71 of PCAOB Auditing
       Interpretation 23, and Auditing Standard 3105.58, as the more recent audit report should include references to the notes having disclosures that describe the adjustments applied in restating the financial statements. Based on your draft amendment, it appears that MNP
       LLP will also be dual dating the audit opinion to cover your 2023 error correction.

       In conjunction with the foregoing please further revise Item 1.C of your draft amendment to replace the last three paragraphs with details that are consistent with the efforts outlined above. Please submit for our review a complete draft amendment, including financial statements with all of the appropriate note disclosures, including those referenced above and covering the pending 2023 restatement, and the audit opinions that will be filed if these are available. However, it these are not available, provide us with an explanation regarding the status and timeframe necessary to prepare and file the amendment.


       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation